
                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-77395

                                 370,899 Shares

                                IDT Corporation

                                  Common Stock

                               ----------------


   This prospectus relates to the offer and sale of up to 370,899 shares of common stock from time to time by David Turock and Richard Robbins, stockholders of IDT Corporation.

   The common stock is listed on the Nasdaq National Market under the symbol
"IDTC." On April 27, 1999, the last reported sales price as reported by the Nasdaq National Market was $28.25 per share.

   Investing in the common stock involves a high degree of risk. Consider carefully the "Risk Factors" beginning on page 2.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------



                  The date of this prospectus is May 12, 1999
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                               TABLE OF CONTENTS

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The Company...............................................................   2
Risk Factors..............................................................   2
  Our revenues and profits will not increase if we are unable to continue
   to expand our telecommunications business..............................   2
  We will not be profitable if we do not manage our expanding operations
   effectively............................................................   2
  Our expenses will increase substantially if we expand our network at a rate that is faster or slower than the growth of our telecommunications
   traffic................................................................   2
  Our operations would be impaired if we are unable to obtain the products and services of the telecommunications and Internet companies that we
   are dependent upon.....................................................   3
  Our revenues and our growth will suffer if our sales representatives and retailers fail to effectively market and distribute our products
   and services...........................................................   5
  We may be vulnerable to technical malfunctions which could hinder our
   provision of services..................................................   5
  Network failures could prevent us from providing our services and could
   cause us to lose customers.............................................   6
  Our operations could be interrupted by the failure to resolve Year 2000
   problems...............................................................   6
  Our revenues will not grow if demand for our services in new markets is
   less than we expect....................................................   7
  Rapid technological change and frequent new product introductions in our
   markets could render our products and services obsolete................   7
  The growth of our international operations may be limited if we cannot
   effectively manage our international operations .......................   8
  Our revenues will be impaired if we experience difficulties in
   collecting our receivables.............................................   9
  Our profitability will be reduced if we become the victim of fraud or
   theft of services......................................................   9
  Competition in our core business could substantially reduce our revenues and our profits........................................................  10
  We will not be profitable if we do not receive attractive rates from other carriers for our long distance traffic...........................  12
  Privatization and deregulation of foreign markets may increase competition for telecommunications services............................  13
  Federal, state, and international government regulation may reduce our ability to provide services, or make our business less profitable......  13
  The infringement or duplication of our proprietary technology could increase our competition...............................................  16
  We could incur substantial costs in defending or pursuing any claims relating to proprietary rights.........................................  17
  Our network may be subject to disruptions through unauthorized use......  17
  We may be subject to liability for information disseminated over our
   Internet network.......................................................  17
  We may not be able to grow our operations in the future if we cannot raise enough capital...................................................  18
  We may suffer losses in the future, which could reduce the trading price of our stock...........................................................  19
  Our business may be less profitable, and less capable of growing, as a result of our substantial indebtedness.................................  19

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  Our operations may be limited by restrictive covenants contained in the indenture or our proposed bank credit facility.........................  19
  If we are unable to attract and retain qualified management and technical personnel, we may not remain profitable......................  20
  We are controlled by our principal stockholder, which limits the ability of other stockholders to affect the management of our company..........  20
  Our stock price may be volatile, which could reduce the value of an investment in our shares...............................................  20
  Shares of common stock that will be available for resale in the future may increase the number of shares on the public market, causing our stock price to decline.................................................  20
  Anti-takeover provisions affecting us could prevent or delay a change of control or could adversely affect the market price of our common stock..................................................................  21
Recent Developments.......................................................  22
Use of Proceeds...........................................................  22
Selling Stockholders......................................................  23
Plan of Distribution......................................................  24
Legal Matters.............................................................  24
Experts...................................................................  25
Where You Can Find More Information.......................................  25
Incorporation of Documents by Reference...................................  25
Information Regarding Forward-Looking Statements..........................  26

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                                       2
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                                  THE COMPANY

   IDT Corporation is a leading emerging multinational carrier that combines its position as an international telecommunications operator, its experience as an Internet service provider and its leading position in Internet telephony to provide a broad range of telecommunications services to its wholesale and retail customers worldwide.

   Our predecessor corporation, International Discount Telecommunications, Corp., was incorporated in New York in 1990, and we reincorporated in Delaware in December 1995. Our principal executive offices are located at 190 Main Street, Hackensack, New Jersey, 07601, and our telephone number is (201) 928-1000.

                                  RISK FACTORS

Our revenues and profits will not increase if we are unable to continue to expand our telecommunications business.

   We have expanded the geographic scope of our operations and substantially increased our revenues since fiscal 1996. Our purchases of property and equipment increased from $1.3 million in fiscal 1995, to $41.3 million in fiscal 1998, to $23.6 million for the first half of fiscal 1999. Similarly, in connection with our efforts to expand our customer base, our selling, general and administrative expenses increased from $6.0 million in fiscal 1995, to $62.0 million in fiscal 1998, to $40.8 million for the first half of fiscal 1999. We will not be able to substantially increase our revenues or our profits if we do not continue to expand our telecommunications network, services, customer bases or markets. Our ability to continue to expand may be affected by many factors, including regulation of the telecommunications industry in the U.S. and in other countries, competition from other companies and technological developments.

We will not be profitable if we do not manage our expanding operations effectively.

   As we increase our service offerings and expand our target markets, we will need to further expand our network and infrastructure, upgrade our financial and information systems and controls and hire additional sales, marketing and technical personnel, as well as additional qualified administrative and management personnel. Furthermore, our growth may place additional demands on our management team, customer service support, sales, marketing and administrative resources. If we are unable to effectively manage our expanding operations, our revenues will not increase, our costs of operations will rise, and we may not be profitable.

Our expenses will increase substantially if we expand our network at a rate that is faster or slower than the growth of our telecommunications traffic.

   Since fiscal 1995, part of our strategy has been to make large capital expenditures to expand our network, and we intend to do so in the future. This strategy differs from our earlier strategy of leasing transmission capacity on the networks of other carriers. This strategy may not be successful if the expansion of our network increases more rapidly than the increase in our network traffic, or, on the other hand, if this expansion does not keep up with the growth of our network traffic. In either case, our profitability will suffer because our cost of revenues will become a much larger portion of our revenues.

   As we expand our network, the cost of our revenues will increasingly consist of fixed costs arising from the ownership and maintenance of our switches and other equipment. We believe that in the long-term, these investments will allow us to reduce our cost of service and to enhance our service offerings; however, in the short-term, these investments will increase our costs, and may result in smaller profits. In addition, the fixed nature of these costs is also expected to lead to larger fluctuations in our gross margins, depending on the minutes of traffic that we generate. If our traffic volume decreases, or fails to increase to the extent that is needed to make efficient use of our network, our costs as a percentage of revenues would increase significantly, which would adversely affect our profitability.

   On the other hand, our network may not expand rapidly enough to transmit all of the traffic of our customers. International and long distance telecommunications equipment, including undersea fiber optic cables, typically take several years to plan and construct. Like other carriers, we generally make investments based upon a forecast of anticipated traffic. As a result, we may not adequately anticipate the amount of traffic that our network will be required to carry, and may not obtain enough network equipment to ensure the cost-effective transmission of customer traffic.

Our operations would be impaired if we are unable to obtain the products and services of the telecommunications and Internet companies that we are dependent upon.

  Telecom companies

   We depend on other carriers for many of our services. As a result, our services may be disrupted, or may become less profitable, if any of these carriers cease to provide the services that they are currently providing to us on the terms that are currently effective, including the pricing terms. We generally do not have long-term contracts with these carriers. These carriers are not restricted from competing against us. We are currently dependent upon MCI WorldCom Inc., which is our primary provider of leased network capacity and data communications facilities, and from whom we lease physical space for switches, modems and other equipment. If MCI WorldCom becomes unwilling to provide its current level of service to us in the future, we may have to pay additional costs to obtain service from other providers.

   In September 1998, we entered into a long-term agreement with Frontier Communications of the West, Inc. to obtain dedicated circuit capacity over Frontier's network. This agreement provides us with additional facilities that we believe will enable us to expand the range and reliability of our data and voice transmission services. However, our services may be interrupted if Frontier at any time fails to satisfy its obligations under this agreement.

   Our ability to compete in the long distance telecommunications market depends, in part, on our ability to procure advantageous rates from other domestic and foreign carriers, and on the ability of these parties to carry the calls we route to their networks. If our relationship with any of our key carriers is terminated, or if any of these carriers becomes unable to carry traffic routed to it, and we are required to route the traffic to another carrier providing service at a less advantageous rate or with lesser quality, our profit margins or network service quality may be reduced. A reduction of our service quality could result in a loss of customers.

   We are also dependent upon established local service providers new competitors to these companies and MCI WorldCom to provide telecommunications services to our customers. Although alternative leased data communications services are currently available from several alternative suppliers, including AT&T and Sprint, we may be unable to obtain substitute services from other suppliers at reasonable or comparable terms and prices or on a timely basis.

   We route international telephone calls using the networks of third parties that operate or that may plan to operate in countries in which local laws or regulations limit their ability to provide basic international service in competition with state-owned or state-sanctioned monopoly carriers. We have no control over the manner in which these companies operate in these countries. Future regulatory, judicial, legislative or political considerations may not permit these companies to offer to residents of these countries their services. In addition, foreign telecommunications regulators or third parties may raise issues regarding the compliance of these companies with local laws or regulations. These regulatory, judicial, legislative or political decisions could limit the ability of these companies to route calls to or from our network. If these companies become unable to provide the services which they presently provide to us or may provide in the future due to their inability to obtain or retain the required governmental approvals or for any other reason related to regulatory compliance, we may need to obtain similar services from other carriers for higher prices.

 Developers of fiber optic cables

   We do not control the planning or construction of undersea fiber optic transmission facilities. As a result, we must seek access to these facilities through partial ownership positions. If ownership positions are not available, we must seek access to these facilities through lease arrangements on negotiated terms that may vary with industry and market conditions. We may not be able to continue to obtain sufficient transmission facilities or access to undersea fiber optic cables on favorable terms. If this occurs, our costs of delivering international traffic may increase substantially.

 Suppliers of telecommunications equipment

   We are dependent upon our suppliers of equipment and hardware components, including Sun Microsystems, Inc., Cisco Systems, Inc., Nortel Networks Inc., Excel Switching Corp. and Ascend Communications, Inc. If any of these suppliers fail to deliver quality services or products on a timely basis, and if we are unable to develop alternative sources as required, delays could develop which would limit our ability to provide service to our customers or to expand our operations.

 Suppliers of Internet access

   We also depend on other Internet service providers to provide Internet access to our customers in areas not served by our Internet network. If a significant number of the networks operated by these companies suffer operational problems or failure, fail to serve new accounts, or are unable to expand to satisfy our customer demand, we could lose customers and we will be unable to expand our Internet access business.

 Suppliers of browser software

   We are currently dependent on software licensed from Netscape Communications Corporation and Microsoft Corporation for the front-end software of our Internet access services. We use and reproduce Netscape and Microsoft software products, and distribute these products to distributors and end users together with our own software. If there are any operating difficulties in connection with the licensed software, customers may be deterred from using our Internet access services, which could substantially reduce our revenues from our Internet business.

Our revenues and our growth will suffer if our sales representatives and retailers fail to effectively market and distribute our products and services.

 Independent sales representatives

   We are dependent upon our independent sales representatives, particularly for the sales of our international long distance telecommunications services in key foreign markets, such as Germany, South Africa, Columbia, Argentina and Zimbabwe. Most of our independent sales representatives are located in foreign jurisdictions and also sell services or products of other companies. As a result, we cannot control whether these sales representatives will devote sufficient efforts to selling our services. In addition, we may not succeed in finding capable sales representatives in new markets which we may enter in the future. If any of our significant sales representatives fails to effectively market or distribute our products and services, our ability to generate revenues could be substantially impaired, and our customer base will not grow.

 Primary distributor of prepaid calling cards

   We are currently dependent upon Union Telecard Alliance, LLC, a joint venture company formed with Mr. Carlos Gomez, for the sale of a substantial portion of our prepaid calling cards. We own 51% of the outstanding equity interests in this company through an agreement which we entered into with Union Telecard and Mr. Gomez during the fourth quarter of fiscal 1998. The joint venture may be terminated under several circumstances described in the agreement, including a material breach of the agreement by either party, the insolvency of either IDT or Mr. Gomez or the occurrence of a bona fide dispute between the parties with respect to a material matter occurring during the first two years of operation of the company. In the event of a bona fide dispute, our ownership interests in Union Telecard could be transferred to Mr. Gomez for all or a portion of our purchase price. We can provide no assurance that we will continue to effectively distribute these cards if Union Telecard does not distribute them effectively, or if the agreement is terminated by either party.

We may be vulnerable to technical malfunctions which could hinder our provision of services.

   We are dependent upon management information systems and switching equipment to provide services to our customers, manage our network, collect billing information and perform other vital

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

functions. These systems and equipment are subject to hardware defects and software bugs which may be beyond our control. If we experience substantial technical difficulties with our hardware or software, we may not succeed in routing traffic effectively, or in billing customers accurately, which could reduce our profitability.

Network failures could prevent us from providing our services and could cause us to lose customers.

   Our success depends largely on our ability to deliver low-cost, uninterrupted international and domestic long distance telephone services. Any system or network failure that interrupts our operations could prevent us from providing some or all of our services. At times, for example, our call reorigination switching equipment has experienced failures which temporarily prevented customers from using these services. Since our operations depend on our ability to successfully expand our network and to integrate new technologies and equipment into our network, there is an increased risk of system failure as well as a natural strain on the system. Our operations also depend on our ability to protect our hardware and other equipment from damage or interruption from natural disasters or other sources of power loss, telecommunications failures or similar occurrences. Significant or lengthy telephone network failures, or difficulties for customers in completing long distance telephone calls could damage our reputation and result in the loss of customers. These kinds of damage and losses could prevent us from obtaining new subscribers and customers, and substantially reduce our revenues.

   The success of our Internet-related business depends on our ability to deliver high-quality, uninterrupted access to the Internet. In the past, we experienced failures relating to individual Internet servers, and our subscribers experienced difficulties in accessing and maintaining their connection to the Internet. Significant or lengthy system failures or difficulties for subscribers in accessing and maintaining connection with the Internet could damage our reputation and result in the loss of subscribers, which could reduce our customer base and our revenues.

Our operations could be interrupted by the failure to resolve Year 2000 problems.

   Many computer systems and software products are coded to understand only dates that have two digits for the relevant year. These systems and products need upgrading to accept four-digit entries in order to distinguish 21st century dates from 20th century dates. Without upgrading, many computer applications could fail or create erroneous results beginning in the year 2000. This could result in a major system failure or miscalculations. The lack of a timely resolution to Year 2000 problems could substantially impair our ability to:

  .route our customers' phone calls in a cost-effective manner;

  .process transactions;

  .deliver a substantial portion of our services;

  .properly obtain payment for our services; and

  .maintain accurate records of our business and operations.

   We may also become liable for substantial damages in the event that, as a result of the Year 2000 problems, we fail to deliver any services that we have contracted to provide.

   We are conducting an external review of our customers and suppliers, and other third parties with whom we do business, including equipment and systems providers and other telecommunications service providers, to determine their vulnerability to Year 2000 problems and any potential impact on our business. In particular, we may experience problems with other telecommunications carriers whose services are resold by us or to which we send traffic for termination who are not Year 2000 compliant. We are limited in our ability to determine the ability of these third parties to address issues relating to Year 2000 problem. If a limited number of carriers experience disruptions in service due to Year 2000 problems, we believe that we will be able to obtain service from alternate carriers. However, our ability to provide long distance services to customers in some locations may be limited, which would reduce our revenues, and damage the reputation of the quality of the service that we provide.

Our revenues will not grow if demand for our services in new markets is less than we expect.

 Prepaid calling cards

   Although we have substantial market presence in the prepaid calling card business, especially with regard to international calls, the market for prepaid calling cards is a new and emerging business with a large number of market entrants. Because this market is new, it is impossible to accurately determine what the demand will be for our products and services in this area. Substantial markets may not continue to develop for prepaid calling cards, and we may not be able to sustain or increase our sales of these products and services.

 Internet telephony

   In August 1996, we began offering Net2Phone, the first commercial telephone service to connect calls between multimedia PCs and telephones over the Internet, and in October 1997, we introduced Net2Phone Direct, a service that allows for phone-to-phone calling over the Internet. Although these services enable users to benefit from substantially reduced long distance rates, demand for these services in the future may not increase. We cannot be certain that Internet telephony will gain market acceptance or prove to be a viable alternative to traditional telephone service. Notwithstanding the potential cost savings, many customers that have already invested substantial resources in integrating traditional telephone service with their operations may be particularly reluctant or slow to adopt a new technology that makes their existing equipment obsolete. If the Internet telephony market fails to develop or develops more slowly than we expect then our future revenues may not increase substantially.

Rapid technological change and frequent new product introductions in our markets could render our products and services obsolete.

   The markets for our products and services experience rapid technological change, frequent new product introductions and evolving industry standards. For example, during the past several years, we have needed to substantially upgrade our telecommunications network to use more sophisticated equipment with greater bandwidth and reliability. Rapid technological change and new product introduction could render one or more of our products or services obsolete or place us at a competitive disadvantage. Accordingly, we believe that our success depends upon our ability to anticipate changes in consumer preferences, develop and market products and services that use new technologies and enhance and expand our existing product lines and services to keep pace with competing products. We will need to spend significant amounts of capital to develop, market and enhance our products and services to meet and take advantage of technological changes.

   Fundamental changes in the technologies for telecommunications, Internet access and content, and Internet telephony services expose us to substantial risks. For example, although our Internet access services are currently accessed mainly by computers through telephone lines, several companies have recently introduced delivery of Internet access services through cable television lines. If the Internet becomes accessible by other methods or if there are advancements in the delivery of telephony services, we will need to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these advances may require substantial time and expense, and we cannot provide any assurance that we will succeed in adapting our businesses to alternate access devices or other technological developments.

The growth of our international operations may be limited if we cannot effectively manage our international operations.

   In Fiscal 1996, 1997, 1998, and the six months ended January 31, 1999, international customers accounted for approximately 23%, 25%, 11% and 10% of our total revenues, respectively. We expect that revenues from international customers will continue to account for a significant percentage of our total revenues. In addition, part of our growth strategy is to continue to install a switching infrastructure in foreign countries. However, we will not be able to increase our revenues and profits from our international operations if we have difficulties in managing our international operations. Our ability to manage our international operations may be limited by a number of factors, including:

  . unexpected changes in legal and regulatory requirements;

  . changes in tariffs, exchange rates and other barriers;

  . political and economic instability;

  . difficulties in collecting accounts receivable;

  . difficulties in staffing and managing international operations;

  . difficulties in maintaining and repairing equipment abroad;

  . difficulties in protecting our intellectual property overseas; and

  . potentially adverse tax consequences.

   In addition, although our sales have generally been denominated in U.S. dollars, some of our recent contracts are denominated in foreign currencies, and the value of the U.S. dollar in relation to foreign currencies may also adversely affect our sales to international customers as well as the cost of purchasing, installing and maintaining equipment abroad. If we expand our international operations or begin to price our services in foreign currencies, we will be exposed to increased risks of currency fluctuation if we do not successfully manage the risks that arise from the fluctuating value of these currencies.

   We are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies from bribing foreign officials for the purpose of obtaining or maintaining commercial opportunities. We may be exposed to liability under this statute as a result of past or future actions taken without our knowledge by agents, strategic partners and other third parties. Any liability imposed under this statute could require us to pay substantial amounts of damages.

Our revenues will be impaired if we experience difficulties in collecting our receivables.

   As a wholesale provider of international long distance services, we depend upon traffic from other long distance providers, and the collection of receivables from these customers. If we experience difficulties in the collection of our accounts receivable from our major customers, our revenues may be substantially reduced. While our most significant customers vary from quarter to quarter, our five largest customers accounted for 20.8% of revenues in fiscal 1997, 26.2% of revenues in fiscal 1998 and 10.8% for the six months ended January 31, 1999. This concentration of revenues increases the risk of non-payment by customers, and we may experience significant writeoffs related to the provision of wholesale carrier services if any of our large customers fail to pay their outstanding balances.

   Historically, we have experienced losses from uncollectable receivables in our Internet access and call reorigination businesses. These businesses are characterized by a large number of retail customers, each of which generates relatively small receivables. As a result, the collection costs associated with delinquent receivables from these customers are high relative to the receivable balances.

   In addition, we expend considerable resources to collect receivables from customers who fail to make timely payments. We continually seek to minimize bad debt, and at times require collateral to support accounts receivable from customers that we believe pose a particular credit risk; however, our experience indicates that a portion of past due receivables will never be collected and that the existence of bad debt is a necessary cost of conducting our business. As of January 31, 1998, we had reserved approximately $6.4 million for receivables that were expected to be uncollectible. Our bad debt expense could rise significantly above historical or anticipated levels. Any significant increase in bad debt levels could substantially reduce our profitability.

Our profitability will be reduced if we become the victim of fraud or theft of services.

   The telecommunications and Internet access industries have historically incurred losses due to fraud. Unauthorized transactions or theft of our services could reduce our profitability substantially. Although we have implemented anti-fraud measures in order to control losses relating to fraudulent practices, we may not succeed in effectively controlling fraud when operating in the international or domestic telecommunications markets. From time to time, callers have obtained services without rendering payment by unlawfully using our access numbers and identification codes. We attempt to manage these theft and fraud risks through our internal controls and our monitoring and blocking systems. We believe that our risk management practices are adequate, and to date we have not experienced material losses from fraud or theft. However, our risk management practices may not be sufficient to protect us in the future from unauthorized transactions or thefts of services.

Competition in our core businesses could substantially reduce our revenues and our profits.

 Telecommunications

   Many of our competitors are significantly larger and have substantially greater market presence as well as greater financial, technical, operational, marketing and other resources and experience. Increased competition could force us to reduce our prices and profit margins, and may reduce our market share. Our competitors may be able to procure rates or enter into service agreements that are comparable to or better than ours, and may be able to offer other incentives to existing and potential customers. Currently, we compete in the market for long distance and international telecommunications with:

  . long distance carriers, which carry network traffic between local exchanges, and other long distance resellers and providers, including AT&T, Sprint and MCI WorldCom;

  . foreign primary providers of significant international transmission facilities (often, the national telephone company of a country);

  . other providers of international long distance services, including STAR
    Telecommunications, Inc., Pacific Gateway Exchange, Inc., RSL
    Communications Ltd. and Telegroup, Inc.;

  . alliances that provide wholesale carrier services, including Global One
    (Sprint, Deutsche Telekom AG and France Telecom S.A.) and Uniworld (AT&T, Unisource-Telecom Netherlands, Telia AB, Swiss Telecom PTT and Telefonica de Espana S.A.);

  . new entrants to the domestic long distance market, including the regional bell operating companies in the U.S., who have entered or have announced plans to enter the U.S. interstate long distance market; and

  . small long distance resellers.

   With respect to prepaid calling cards, we compete with many of the largest telecommunications providers, including AT&T, MCI WorldCom and Sprint. These companies are substantially larger and have greater financial, technical, engineering, personnel and marketing resources, longer operating histories, greater name recognition and larger customer bases than we do. We also compete with smaller, emerging carriers in the prepaid calling card market, including PT-1 Communications, Inc., RSL Communications, SmarTalk Teleservices, Inc., Pacific Gateway Exchange, Inc., FaciliCom International, LLC and Telegroup, Inc. If we begin providing services to customers outside the U.S. market, we may compete with large foreign operators, including British Telecommunications plc in the U.K. We believe that additional competitors will be attracted to the prepaid card market (including Internet-based service providers and other telecommunications companies). Competition from existing or new competitors or a decrease in the rates charged for telecommunications services by the major long distance carriers or other competitors would substantially reduce our revenues from the sale of these cards.

   Deregulation in foreign countries could result in competition from other service providers that have large, established customer bases and close ties to governmental authorities in their home countries. Deregulation and increased competition in foreign markets could cause prices for direct-dial international calls to decrease so much that customers will no longer be willing to use some of our services including calling cards or our international call reorigination services. If any foreign telephone company with a dominant position in its home country succeeds in competing on the basis of greater size and resources, pricing flexibility or long-standing relationships with customers in its own country our ability to increase our customer base may be significantly limited.

 Internet access

   Our current and expected competitors in the Internet access market include many large companies that have substantially greater market presence, as well as greater financial, technical, operational, marketing, resources and experience. Our Internet access business competes or expects to compete with the following types of companies:

  . other national and regional commercial Internet service providers, including NETCOM On-Line Communication Services, Inc., which was acquired by ICG Communications, Inc. in January 1998, Verio Inc., UUNet WorldCom, GTE Internetworking (formerly BBN Corporation) PSINet Inc., Concentric Network Corporation and DIGEX, Inc.;

  . established on-line services companies that offer Internet access, including AOL, CompuServe and Prodigy;

  . computer software and other technology companies, including Microsoft;

  . national long distance telecommunications carriers, including AT&T, MCI
    WorldCom and Sprint;

  . regional bell operating companies;

  . cable television operators, including Comcast Corporation, TCI
    International, Inc. and Time Warner; and

  . newly-licensed providers of spectrum-based wireless data services.

   Many of the established on-line services companies and telecommunications companies have begun to offer or have announced plans to offer expanded Internet access services. In addition, we believe that new competitors, including large computer hardware and software, cable, media, wireless and wireline telecommunications companies, may enter the Internet access market, resulting in even greater competition. These or other competitors may be able to bundle services and products that are not offered by us together with Internet access services, which could place us at a significant competitive disadvantage. In addition, some of the telecommunications companies that compete with us may be able to provide customers with lower communications costs or other incentives with their Internet access services, reducing the overall cost of their Internet access services and significantly increasing price pressures on us. This price competition could significantly reduce the prices of our services and our revenues.

   In addition, increased competition for new subscribers could result in increased sales and marketing expenses and related subscriber acquisition costs, which could adversely affect our profitability. We may not be able to offset the effects of any of our competitors' price reductions or incentives with an increase in the number of our customers, higher revenue from enhanced services, cost reductions or otherwise.

 Internet telephony

   The market for Internet telephony services is expected to be extremely competitive. An increasing number of large, well-capitalized companies are entering the market for Internet telephony products and services. As a result, we may not be able to compete effectively with our competitors in this market, or to increase our customer base.

   Our competitors include a number of companies that have introduced services that make Internet telephony solutions available to businesses and consumers. In addition to Net2Phone, Delta Three (a subsidiary of RSL), ITXC Corp. and OzEmail Limited, which was recently acquired by MCI WorldCom, provide a range of Internet telephony services to consumers and businesses. These companies may offer both PC-to-phone services, and phone-to-phone services that are similar to the ones that we offer. Several companies, including industry leaders, including AT&T and Qwest, have announced their intention to offer these services on a wider basis in both the U.S. and internationally.

   In addition, we compete in the market for Internet telephony services with companies that produce software and other computer equipment that may be installed on a user's computer to permit voice communications over the Internet. Current Internet telephony products include VocalTec Communications, Ltd.'s Internet Phone, QuarterDeck Corporation's WebPhone and Microsoft's NetMeeting. In addition, a number of large companies, including Cisco Systems, Inc., Lucent Technologies, Inc., Northern Telecom Limited and Dialogic Corp. offer or plan to offer server-based Internet telephony products. These products are expected to allow communications over the Internet between parties using a multimedia PC and a telephone and between two parties using telephones where both parties have specialized servers at each end of the call. In addition, major long distance providers, including AT&T, Bell Atlantic Corporation and Deutsche Telekom AG, as well as other major companies, including Motorola, Inc., Intel Corporation and Netscape Communications Corporation, have all entered or plan to enter the Internet telephony market, in some cases by investing in companies engaged in the development of Internet telephony products.

We will not be profitable if we do not receive attractive rates from other carriers for our long distance traffic.

   Our telecommunications business will not be profitable if we do not receive attractive rates from other carriers for the traffic that we route. Our costs of routing domestic and international long distance traffic may increase if the volume of minutes that we carry on our network decreases, because our ability to obtain favorable rates and tariffs from suppliers depends, to a significant extent, on our total volume of long distance traffic. We may not succeed in maintaining the volume of international and domestic long distance traffic necessary to obtain favorable rates and tariffs.

   In addition, our ability to market our long distance resale services depends upon the existence of spreads between the rates offered by us and the rates offered by the carriers with which we compete, as well as the carriers from which we obtain service. A decrease in these spreads could substantially reduce our profitability.

Privatization and deregulation of foreign markets may increase competition for telecommunications services.

   Many of the foreign markets in which we currently market long distance telephone services are undergoing dramatic changes as a result of privatization and deregulation. While we expect that deregulation will create new opportunities for us, the increase in competition that is expected to result from deregulation could limit our ability to increase our customer base in these countries. For example, the European Union has mandated competitive markets for the European telecommunications industry and the various European countries are at different stages of opening their telecommunications markets. As a result of privatization and deregulation, a greater number of potential competitors is likely to emerge in these markets. A new competitive environment is emerging in which major European telephone companies, media companies and utilities are entering the telecommunications market and forming new alliances which are radically changing the landscape for domestic and international telephone services. Changes in the foreign marketplace and new strategic alliances among companies with greater resources may adversely affect our ability to continue our efforts to increase our overseas telecommunications customer base and our traffic volume, and to recover the cost of building our international telecommunications infrastructure.

Federal, state, and international government regulation may reduce our ability to provide services, or make our business less profitable.

   As a multinational enterprise, we are subject to varying degrees of regulation by state, federal and foreign regulators. These laws are subject to frequent modification and different interpretations, and therefore, it is difficult for us to assess the impact of these factors on our operations. The implementation, modification, interpretation and enforcement of these laws and regulations vary and can limit our ability to provide many of our services.

   Our ability to compete in the long distance telecommunications, Internet, and Internet telephony markets depends, in part, upon favorable regulatory conditions and the favorable interpretations of existing laws. The current domestic and international trend is toward deregulation of telecommunications and Internet services. This trend has enabled us to compete in new domestic and international markets. Notwithstanding this trend, several countries, including the United States, are considering proposals that may regulate or impose additional costs upon services that we offer or plan to offer.

 Changes in federal regulations may permit regional bell operating companies to compete against us.

   We compete with companies, including the regional bell operating companies, that are also subject to government regulation. Existing regulations may restrict these companies from fully competing with us in the market for interstate long distance telecommunications services. If U.S. federal statutes and regulations are amended to permit these companies to fully compete with us in this market, our revenues from these services could be reduced if these companies are able to acquire a substantial portion of our customers.

 We may become subject to increased costs of operations due to uncertainty over the amount of payphone surcharges.

   Federal regulation of the telecommunications industry may also impact our ability to sell prepaid calling cards. The Telecommunications Act of 1996 requires carriers, including our company, to pay the owners of payphones when a payphone is used to make a telephone call using a prepaid calling card. If these charges are increased, our margins from our prepaid calling card business could be adversely affected. Alternatively, if these charges are passed on to the users of the cards, demand for these services could be substantially reduced. Since September 1996, the FCC has attempted to set the rate of compensation that must be paid, but these charges have been successfully challenged twice in federal court. The current charge imposed by the FCC, $.24 per call, is likely to be challenged in federal court by companies that operate payphones, as well as by carriers.

 European regulation of telecommunications services may not continue to evolve towards increased competition and streamlined regulation.

   The European Union, as well as national European governments, have been generally deregulating many of the major European markets for telecommunications services so as to permit increased competition. In addition, the European Union has attempted to harmonize the regulation of telecommunications companies across its member states. As a result of these developments, we have been able to enhance our market presence in a number of European countries.

   Changes to existing regulations of the European Union or its member states may decrease the opportunities that are available for us to enter into those markets, or may increase our legal, administrative or operational costs, or may constrain our activities in other ways that we cannot necessarily anticipate. Any of these developments could impair our efforts to develop our European operations.

 Telecommunications regulations of other countries may restrict our operations.

   We are subject to the regulatory regimes in each of the countries in which we conduct business. Local regulations range from permissive to restrictive, depending upon the country. In the past, we have experienced problems in certain countries and have from time to time modified or terminated our services to comply with local regulatory requirements. In the future, changes to statutes or regulations may inhibit or restrict the types of telecommunications services we can offer.

 Government regulation of Internet access may increase our costs of operations.

   Internet service providers are generally considered "enhanced service providers" in the U.S. and are exempt from U.S. federal and state regulations governing common carriers. Accordingly, our provision of Internet access services is currently exempt from tariffing, certification requirements and rate regulation. Nevertheless, regulations governing disclosure of confidential communications, copyright, excise tax and other requirements may apply to our provision of Internet access services. State, federal or foreign governments may impose additional regulation on our Internet business, which could substantially increase the costs of our Internet operations, or limit the nature of our Internet operations.

   In December 1996, the FCC initiated a Notice of Inquiry regarding whether to impose regulations or surcharges upon providers of Internet access. The Notice of Inquiry, and several ongoing FCC proceedings, seek public comment as to whether to impose or to continue to forebear from regulation of Internet and other packet-switched network service providers. In addition, on April 10, 1998, the FCC issued a Report to Congress on its implementation of the universal service provisions of the Telecommunications Act. In that Report, the FCC indicated that it would reexamine its policy of not requiring an Internet service provider to contribute to the FCC's universal service funds when the Internet service provider provides its own transmission facilities and engages in data transport over those facilities in order to provide an information service. Any contributions of this kind would be related to the Internet service provider's provision of telecommunications services itself. We can not predict the outcome of any future proceedings that may impact our provision of Internet access or that may impose additional requirements, regulations or charges upon our provision of Internet access services.

 We may become subject to Internet access charges.

   Moreover, we use the networks of local carriers to connect our Internet customers to our network. Under current federal and state regulations, neither we nor our Internet customers pay charges for using these networks in this manner, other than the monthly service charges that apply to basic telephone service. A number of local carriers have asked the FCC to change its rules and require Internet service providers to pay additional charges for their use of local networks, which would significantly increase our costs of doing business. The FCC previously determined that it would not impose interstate access charges on Internet service providers. However, the FCC is currently conducting and planning proceedings in which it is exploring the impact of the Internet on the public switched network and may decide to impose additional charges on Internet service providers. We can provide no assurance that the FCC will continue to permit Internet service providers to use basic telecommunications services without imposing any additional charges.

 Government regulation may impair the growth of our revenues from Internet telephony.

   To our knowledge, there are currently no domestic and few foreign laws or regulations that prohibit voice communications over the Internet. If Congress, the FCC, state regulatory agencies or foreign governments impose substantial regulations relating to Internet telephony, the growth of our Internet telephony business could be adversely affected. Several efforts have been made to enact federal legislation that would either regulate or exempt from regulation services provided over the Internet. State public utility commissions may also retain jurisdiction to regulate the provision of intrastate Internet telephony services, and could initiate proceedings to do so. A number of countries that currently prohibit competition in the provision of voice telephony have also prohibited Internet telephony. Other countries permit but regulate Internet telephony.

   Currently, the FCC is considering whether or not to impose surcharges or additional regulations upon providers of Internet telephony services. These charges could substantially reduce the pricing advantage that Internet telephony has with respect to traditional telephony, and could dramatically reduce the demand for these services. These changes could substantially reduce our revenues from Internet telephony.

   On April 10, 1998, the FCC issued its Report to Congress concerning its implementation of the universal service provisions of the Telecommunications Act. In the Report, the FCC indicated that it would examine the question of whether any forms of "phone-to-phone" Internet Protocol telephony are information services or telecommunications services. It noted that the FCC did not have, as of the date of the Report, an adequate record on which to make any definitive pronouncements, but that the record before it suggested that some forms of phone-to-phone Internet telephony appear to have the same functionality as non-Internet Protocol telecommunications services.

   If the FCC determines that any forms of Internet telephony services are subject to FCC regulations as telecommunications services, the FCC noted that it may require Internet service providers to make universal service contributions, pay access charges or to be subject to traditional common carrier regulation. In addition, a February 1999 ruling by the FCC, relating to charges paid between different types of local carriers, also suggested that the FCC may being to regulate Internet telephony providers as traditional telecommunications companies. Any of these developments could be expected to substantially impair the growth of our revenues from Internet telephony.

The infringement or duplication of our proprietary technology could increase our competition.

   We could suffer from additional competition, and our profitability could suffer, if third parties infringe upon our intellectual property rights, and misappropriate our technologies and our trademarks for their own businesses. We rely on patent, copyright, trademark and trade secret laws and the confidentiality provisions of our contracts with third parties to establish and protect our technology. We do not currently own any issued patents or registered copyrights, although we own a number of registered service marks relating to our business and have applied for other trademarks. We have a policy that requires our employees and consultants to execute confidentiality and technology ownership agreements when they begin their relationships with us.

   The steps taken by us may not be adequate to protect our trade secrets, and to prevent misappropriation of our technology or other proprietary rights. Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Our trademark applications may not be allowed and the issuance of any registration does not mean that a third party may not have superior rights to the registered mark, or to a mark that is confusingly similar to the registered mark. Any licenses for any intellectual property that might be required for our services or products may not be available on reasonable terms.

   We have applied for a patent relating to the systems and methodology underlying our Internet telephony systems. This patent application has been rejected, but we are continuing to prosecute it, as permitted by applicable law. The existence of prior publications and other patent applications may further limit the likelihood that we will obtain this patent. This application may not result in any patent being issued and, if issued, this patent may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. Other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent that we receive, and other parties may obtain patents that we would need to license or circumvent in order to exploit our patent.

We could incur substantial costs in defending or pursuing any claims relating to proprietary rights.

   We do not believe that our products infringe the proprietary rights of others, and no third parties have asserted any material patent infringement or other similar claims against us. However, third parties may assert these types of claims against us in the future, and one or more of these claims could be successful. Parties making these types of claims could obtain a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to provide services in the U.S. or abroad. We are aware that patents have been granted recently to others on technologies in the communications, multimedia and Internet telephony areas, and patents may issue which relate to the basic technologies incorporated in our services and products. Since patent applications in the U.S. are not publicly disclosed until issued as patents, applications may have been filed which, if issued as patents, could relate to our services.

Our network may be subject to disruptions through unauthorized use.

   Computer viruses, break-ins and similar disruptive problems caused by customer or other Internet users could cause interruptions, delays or loss of services to our Internet customers. We have implemented a variety of network security measures, including limiting physical and network access to our routers. However, our Internet access systems and Genie entertainment and information services are vulnerable to these types of problems. Furthermore, inappropriate use of the Internet by third parties could also jeopardize the security of confidential information stored in the computer systems of our customers and other parties connected to the Internet, which may deter potential subscribers.

   Potential security problems continue to plague public and private data networks. Break-ins reported in the press and otherwise have reached computers connected to the Internet at major corporations as well as Internet access providers. A number of these break-ins have involved the theft of information, including incidents in which hackers bypassed firewalls through fraudulent means. Alleviating problems caused by computer viruses, break-ins or third parties may require significant expenditures of capital and resources. Until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and our customer base and revenues. Moreover, if we become the victim of a breach of network security or privacy, customers may threaten claims against us based on for any damages that result. These types of claims, if upheld, could require us to pay substantial amounts of damages to the claimants.

We may be subject to liability for information disseminated over our Internet network.

   As an Internet service provider and an Internet content provider, we could face substantial potential liability for the actions of subscribers and others using our systems, including liability for infringement of intellectual property rights, rights of publicity, defamation, libel and criminal activity under the laws of the U.S. and foreign jurisdictions. For example, an action against Prodigy alleging libel and negligence in connection with an electronic message posted by a Prodigy subscriber through Prodigy's Internet access system attempted to impose liability upon Internet service providers for information, messages and other materials disseminated across and through their systems. Prodigy lost a summary judgment motion related to the scope of its potential liability exposure. While the parties subsequently settled their dispute, the court refused to vacate its opinion on the summary judgment motion, which still stands as precedent.

   Another action is currently pending against Netcom relating to Netcom's potential liability for vicarious copyright infringement arising out of electronic messages posted by a subscriber. Netcom lost a summary judgment motion related to the scope of its potential vicarious copyright liability exposure, but this case has yet to come to trial. Recently, a Hong Kong court permitted a local company to sue a California Internet service provider for copyright violation based on content included by a subscriber on a Web site.

   Recent legislative enactments and pending legislative proposals aimed at limiting the use of the Internet to transmit indecent or pornographic materials could, depending upon their interpretation and application, result in significant potential liability for us, as well as additional costs and technological challenges in complying with any new statutory or regulatory requirements. For example, in April 1999, the U.S. Supreme Court has upheld a provision of the Communications Decency Act of 1996, which makes it a crime to transmit a communication which is obscene with intent to annoy, abuse, threaten or harass another person. In addition, CompuServe faced action by German authorities in response to which CompuServe temporarily restricted the scope of the Internet access it provides to all subscribers, both in the U.S. and internationally. A number of countries are considering content restrictions based on factors that include political or religious views, pornography and indecency. The operation of our Genie on-line service has increased our exposure to this type of legislation, and to libel and defamation suits, primarily because of the increased level of content being provided by or through our network.

We may not be able to grow our operations in the future if we cannot raise enough capital.

   We believe that we must continue to enhance and expand our network and build out our telecommunications network infrastructure in order to maintain our competitive position and meet the increasing demands for service quality, capacity and competitive pricing. Our ability to grow depends, in part, on our ability to expand our operations through the ownership and leasing of network capacity, which requires significant capital expenditures that are often incurred before we begin to receive the related revenue. If we cannot obtain cash from operations or from debt or equity investments in our company, we may not be able to grow as rapidly as we have during the last several fiscal years.

   Based upon our present business plan, we believe that our existing cash resources and our expected cash flow from our operating activities will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for the next 12 months. If our growth exceeds our expectations, if we obtain one or more attractive opportunities to purchase the business or assets of another company, or if our cash flow from operations during this period is not sufficient to meet our working capital and capital expenditure requirements, we will need to raise additional capital from other sources. We can provide no assurance that we will be able to raise capital on favorable terms. If we are unable to obtain additional capital, we may be required to reduce the scope of our anticipated expansion.

We may suffer losses in the future, which could reduce the trading price of our stock.

   The value of an investment in our company is likely to decrease if we incur financial losses. We incurred net losses in Fiscal 1996, 1997 and 1998 of $15.6 million, $3.8 million and $6.4 million, respectively. For the six months ended January 31, 1999, we generated $6.9 million of net income. Although we have experienced significant growth in recent periods, our growth may not be sustainable and may not be indicative of our future growth.

Our business may be less profitable, and less capable of growing, as a result of our substantial indebtedness.

   On January 31, 1999, we had long-term debt of approximately $120.8 million and stockholders' equity of approximately $247.7 million. Moreover, we may incur additional indebtedness in the future.

   Our leverage could have important adverse consequences:

  . increasing our vulnerability to adverse business conditions;

  . limiting our ability to obtain additional financing to fund future working capital, capital expenditures, future acquisitions and other general corporate purposes;

  . requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, which reduces the availability of our cash flow for other purposes; and

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry.

   Our ability to pay the principal of, or the interest on, or to refinance, our indebtedness, or to fund planned capital expenditures or future acquisitions will depend on our future performance. Based upon our current level of operations and anticipated revenue growth, we believe that cash flow from operations and available cash will be adequate to meet our anticipated future requirements for working capital, budgeted capital expenditures and scheduled payments of principal and interest on our indebtedness for the next 12 months. We cannot provide any assurances that our business will generate enough cash or that our revenue growth will enable us to repay our indebtedness.

Our operations may be limited by restrictive covenants contained in our bank credit facility.

   Our bank credit facility contains numerous financial and operating covenants that limit the discretion of our management with respect to a wide variety of business matters. These restrictions may bar transactions that would otherwise be beneficial to our company. These covenants place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to make different types of payments and investments, and to sell or otherwise dispose of assets and to merge with other entities. A failure to comply with the obligations contained in our credit facility could result in an event of default, and the acceleration of the related debt and the acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions.

If we are unable to attract and retain qualified management and technical personnel, we may not remain profitable.

   We are highly dependent on the technical and management skills of our key employees, including our technical, sales, marketing, financial and executive personnel, and on our ability to identify, hire and retain qualified personnel. Competition for these types of personnel is intense and we may not be able to retain existing personnel or to identify or hire additional personnel. In particular, we are dependent on the services of Howard S. Jonas, our Chief Executive Officer, Chairman of the Board, Treasurer and founder, and on James
A. Courter, our Vice Chairman and President. Any failure to attract and retain appropriate personnel, or the loss of the services of either Mr. Jonas or Mr. Courter, could substantially reduce our ability to grow our operations and to increase our profitability.

We are controlled by our principal stockholder, which limits the ability of other stockholders to affect the management of our company.

   Howard S. Jonas, our Chief Executive Officer, Chairman of the Board, Treasurer and founder, is the beneficial owner of all of our outstanding shares of Class A common stock and therefore, currently holds more than 50% of the combined voting power of our outstanding capital stock. Mr. Jonas is able to control matters requiring approval by our stockholders, including the election of all of the directors and the approval of significant corporate matters, including any merger, consolidation or sale of all or substantially all of our assets. As a result, the ability of any of our stockholders to influence the management of our company is limited.

Our stock price may be volatile, which could reduce the value of an investment in our shares.

   The market price of our common stock has fluctuated significantly since our initial public offering. Factors including variations in our revenue, earnings and cash flow from quarter-to-quarter and announcements of new service offerings, technological innovations or price reductions by us, or our competitors or providers of alternative services could cause the market price of the common stock to fluctuate substantially. In addition, the stock markets recently have experienced significant price and volume fluctuations that particularly have affected companies in the technology sector and resulted in changes in the market price of the stocks of many companies, which have not been directly related to the operating performance of those companies. Broad market fluctuations may adversely affect the market price of our common stock in the future.

   Rapid and adverse changes in the trading value of our stock could subject us to lawsuits from our stockholders. The defense of these types of lawsuits could require a substantial portion of the attention of the management of our company. In addition, an adverse judgment or settlement of a stockholder lawsuit could require us to pay substantial amounts, which would limit our ability to fund the growth of our operations.

Shares of common stock that will be available for resale in the future may increase the number of shares on the public market, causing our stock price to decline.

   Sales of a substantial number of shares of our common stock into the public market could adversely affect its market price. In connection with our acquisition of InterExchange in April 1998, we issued 3,242,323 shares of common stock as part of the purchase price. Of those shares, 58,667,

537,032 and 74,344 shares were registered for resale in June 1998, October 1998 and April 1999, respectively. Under the terms of an agreement that we entered into with two of the former stockholders of InterExchange in April 1999, in addition to the 370,899 shares covered by this prospectus, we will also register an additional 370,899 of these shares on or before September 15, 1999. The remainder of these shares will become eligible for resale in installments between October 1999 and October 2002, although up to 143,419 of these shares will remain subject to claims for indemnification that we may be entitled to raise against the former stockholders of InterExchange, and may be returned to us for cancellation. In addition, through our acquisition of an interest in Union Telecard, we became obligated to issue and register up to 200,000 shares of common stock, of which 100,000 shares were registered for resale in April 1999. As of January 31, 1999, 2,213,867 shares of our common stock were issuable upon exercise of outstanding employee stock options, and as of January 31, 1999, 40,000 shares of our common stock were issuable upon the exercise of outstanding warrants.

Anti-takeover provisions affecting us could prevent or delay a change of control or could adversely affect the market price of our common stock.

   Our certificate of incorporation authorizes the board of directors to issue, without stockholder approval, one or more series of preferred stock having dividend rights, voting rights and other rights as the board of directors may determine. Our issuance of this "blank-check" preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a tender offer, merger, proxy contest or otherwise, which may limit the ability of our stockholders to obtain the maximum value for their shares of common stock.

   Furthermore, the certificate of incorporation provides for a classified board of directors, which may also have the effect of inhibiting or delaying a change in control of our company, in that only approximately one-third of our directors will be subject to reelection at each of our annual stockholder meetings.

                              RECENT DEVELOPMENTS

   Tender Offer and Consent Solicitation. In March 1999, we commenced a tender offer for all of our outstanding senior notes. As of April 23, 1999, substantially all of the notes had been tendered. The purchase price for the senior notes will be $1,020 in cash per $1,000 principal amount, plus accrued and unpaid interest through the date of payment. Together with the offer, we solicited consents to eliminate the primary restrictive covenants and to amend other provisions contained in the indenture relating to the senior notes. These amendments became operative when we accepted the tendered senior notes for purchase.

   Credit Facility. We have also entered into a credit agreement with Lehman Commercial Paper Inc., CIBC World Markets Corp. and Bankers Trust Company. These institutions have conditionally committed to provide us with a $150 million credit facility that will include term loans in a total amount of up to $125 million and revolving loans in an amount of up to $25 million and an additional uncommitted amount of up to $100 million. Bankers Trust Company is expected to serve as administrative agent for the facility. We used the proceeds from the initial borrowings under the credit facility to purchase the tendered senior notes.

   Management Changes. A number of changes have been recently made to the management of our company. In March 1999, we announced that our President, James Courter, has been appointed Vice Chairman of the Board. He replaces Howard Balter, who resigned his positions as Chief Operating Officer, Vice Chairman and a director of our company in order to serve full-time as Chief Executive Officer and a director of our subsidiary Net2Phone. In addition, we appointed two new directors to our board of directors: Irving Goldstein and Moshe Kaganoff. Mr. Goldstein is the former Chief Executive Officer and Director General of Intelsat and the former Chairman and Chief Executive Officer of Comsat. Mr. Kaganoff has served as our Senior Vice President of Operations.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

   The shares of common stock that may be offered by means of this prospectus were originally issued under a merger agreement, dated April 7, 1998, in which we agreed to acquire all of the issued and outstanding shares of InterExchange, Inc., a Delaware corporation, including four related companies. In accordance with the merger agreement, the former stockholders of InterExchange received an aggregate of 3,242,323 newly issued shares of our common stock, of which 670,043 shares were previously registered for resale. Under the terms of an agreement that we entered into in April 1999 with David Turock and Richard Robbins, two of the former stockholders of InterExchange, we agreed to register the 370,899 shares covered by this prospectus and we will also register an additional 370,899 shares on or before September 15, 1999. The remainder of these shares will become eligible for resale in installments between October 1999 and October 2002, although up to 143,419 of these shares will remain subject to claims for indemnification that we may be entitled to raise against the former stockholders of InterExchange, and may be returned to us for cancellation.

   Dr. Turock has served as our Director of Technology since November 1997. During 1992 through 1997, Dr. Turock provided consulting services to IDT through Rock Enterprises, Inc., a telecom engineering firm, which we acquired from Dr. Turock in September 1997.

   Mr. Robbins is the former President of InterExchange. Prior to that, Mr. Robbins served as the Chief Financial Officer of InterExchange from its inception in 1995 until May of 1998.

   The following table sets forth information about the beneficial ownership of each selling stockholder as of April 24, 1999, as to

  . the number of shares of common stock that are beneficially held by each selling stockholder,

  . the maximum number of shares that may be offered by each selling stockholder in this prospectus,

  . the number of shares of common stock and the percentage of outstanding shares of common stock that will be held by each selling stockholder if he or she sells all of the shares that can be sold under this prospectus.

   The percentages in the table assume that each share of our class A common stock has been converted into shares of common stock. We can provide no assurance as to the number of shares that will be held by each of the selling stockholders after this offering because each of the selling stockholders may offer all or some part of the shares which he or she holds by means of this prospectus, and because this offering is not being underwritten on a firm commitment basis.

                                                                    Shares
                                                              Beneficially Owned
                           Shares Beneficially   Number of    After the Offering
                           Owned Prior to the  Shares Offered ------------------
Selling Stockholder             Offering           Hereby     Number  Percentage
-------------------        ------------------- -------------- ------- ----------
David L. Turock(1)........      1,156,508         258,797     897,711   3.84%
Richard Robbins...........        432,328         112,102     320,226     *

--------
*  Less than one percent.

(1) Includes 8,000 shares of common stock held of record by The JTBC Foundation. The JTBC Foundation is a charitable trust, of which Howard S. Jonas, David Turock, Howard S. Balter and James A. Courter are the trustees, and thereby share the power to vote and to direct the sale of these shares. Mr. Jonas is the Chief Executive Officer of IDT, Mr. Balter is the Chief Executive Officer of Net2Phone, Inc., one of our subsidiaries, and Mr. Courter is the President of IDT.

                              PLAN OF DISTRIBUTION

   The shares offered for sale hereby may be sold from time to time by the selling stockholders in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or in a combination of these methods. These shares may be sold, at fixed prices, at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The selling stockholders may make sales directly to purchasers or to or through broker-dealers which may act as agents or principals. Broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders. This compensation, as to a particular broker-dealer, may be more or less than customary commissions. In addition, any shares covered by this prospectus that qualify for sale under Rule 144 of the securities act may be sold under Rule 144 rather than by means of this prospectus.

   If necessary to comply with the securities laws of any state, the shares will be sold only through brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and is complied with.

   Any broker-dealers who participate in a sale of the shares may be deemed to be "underwriters" within the meaning of sections 11 and 12 of the securities act and Rule 10b-5 of the exchange act, and any commissions received by them, and proceeds of any sales as principals, may be deemed to be underwriting discounts and commissions under the securities act. If any of the selling stockholders are deemed to be acting as an underwriter, they may be subject to statutory liabilities of the securities act.

   In addition, the selling stockholders and any other person participating in the sale or distribution of the shares offered under this prospectus will be subject to the exchange act and its rules and regulations, including without limitation Rules 10b-5 and Regulation M. These provisions may limit the timing of purchases and sales of any of the shares. In addition, any person engaged in a distribution of the shares may not simultaneously engage in market-making activities during the period beginning when he or she becomes a distribution participant and ending upon his or her completion of participation in a distribution. All of these factors may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities.

   IDT has agreed to pay all expenses of the offering which we estimate will amount to approximately $25,000.

                                 LEGAL MATTERS

   Joyce J. Mason, our Senior Vice President, General Counsel, Secretary and a director of our company, has issued an opinion regarding the validity of the shares offered by this prospectus.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K, as amended, for the fiscal year ended July 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

   The combined financial statements of InterExchange and combined affiliates as of December 31, 1997, 1996 and 1995 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this prospectus and the related registration statement have been audited by Amper, Politziner & Mattia P.A., independent auditors, as set forth in their report thereto which is also incorporated by reference, and are included in reliance upon such report given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the reporting requirements of the exchange act, and file annual and quarterly reports, proxy and information statements and other information with the Securities and Exchange Commission. These documents can be inspected and copied at the public reference facilities maintained by the commission at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of these materials can be obtained from the Public Reference section of the commission at Judiciary Plaza 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information that we electronically file with the commission are contained in the Internet Web site maintained by the commission which is http://www.sec.gov.

   We have filed with the commission a registration statement on form S-3 relating to the common stock offered in this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. The registration statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the common stock. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the registration statement in order to review a copy of the contract or document.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The commission allows us to incorporate by reference many of the documents that we file. This permits us to disclose important information to you by referencing these filed documents. Any information referenced in this way is considered part of this prospectus. We are incorporating by reference in this prospectus the following documents which we have filed with the commission, together with the filings that have amended them:

    (1) annual report on form 10-K for the fiscal year ended July 31, 1998;

    (2) quarterly report on form 10-Q for the fiscal quarter ended October 31, 1998;

    (3) quarterly report on form 10-Q for the fiscal quarter ended January 31, 1999;

    (4) current report on form 8-K dated May 26, 1998; and

    (5) the description of our common stock contained in our registration statement on form 8-A, dated March 5, 1996.

   All reports and other documents that we will file with the commission under sections 13(a), 13(c), 14 or 15(d) of the exchange act after the date of this prospectus and before the termination of the offering of the common stock hereunder will be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein. We undertake to provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of all of the preceding documents that are incorporated by reference (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents). Requests for documents should be sent in writing to the General Counsel at our headquarters at 190 Main Street, Hackensack, New Jersey 07601 or by telephone at (201) 928-1000.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

   When used in this prospectus, the words "expects," "anticipates," "estimates" and similar expressions identify forward-looking statements. We believe that these statements are "forward-looking" statements within the meaning of section 27A of the securities act and section 21E of the exchange act. These statements, which include statements under the caption "Risk Factors" and elsewhere in this prospectus refer to our plans to implement our growth strategy, improve our financial performance, expand our infrastructure, develop new products and services, expand our sales force, expand our customer base and enter international markets. The forward-looking statements also include our expectations concerning factors affecting the markets for our products, including the demand for long distance telecommunications, Internet access and online and Internet telephony services.

   These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results that we anticipate. These risks and uncertainties include, but are not limited to, those risks discussed in this prospectus and in the documents incorporated by reference in this prospectus. In addition to the factors specifically noted in the forward-looking statements, other important factors that could result in those differences include:

  . general economic conditions in the telecommunications and Internet markets, including inflation, recession, interest rates and other economic factors;

  .  casualty to or other disruption of our facilities and operations; and

  . other factors that generally affect the business of telecommunications, Internet and other communications companies.

   We assume no obligation to update these forward-looking statements or to update the reasons actual results could differ materially from the results anticipated in the forward-looking statements.

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   You should rely only on the information in this prospectus and the additional information described under the heading "Where You Can Find More Information." We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. Neither we or any of the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.





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                                 370,899 Shares

                                IDT CORPORATION

                                  Common Stock

                               -----------------
                                   PROSPECTUS

                               -----------------


                                  May 12, 1999


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